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August 13, 2021

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeff Kauten, Staff Attorney
Larry Spirgel, Office Chief
Joyce Sweeney, Senior Staff Accountant
Kathleen Collins, Accounting Branch Chief

Re:	Amplitude, Inc.
Response to Letter dated August 9, 2021
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted July 26, 2021
CIK No. 0001866692

Ladies and Gentlemen:

Amplitude, Inc. (the “Company”) has submitted to the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a revised draft Registration Statement (“Amendment No. 2”) on Form S-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on June 21, 2021, as amended by Amendment No. 1 to the draft Registration Statement submitted on July 26, 2021 (“Amendment No. 1”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on August 9, 2021 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter dated August 9, 2021 in bold type followed by the Company’s responses thereto.

August 13, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1

Risks Related to Ownership of our Class A Common Stock

Our listing differs significantly from an underwritten initial public offering, page 42

1.

Please replace the first two sentences of this risk factor with the sentence: “Prior to the opening of trading on the Nasdaq Select Global Market, there will be no book building process and no price at which underwriters initially sell shares to the public...” in order to properly focus the risk on the underwriting activities that will not be present.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 42 of Amendment No. 2 accordingly.

Capitalization, page 62

2.

The capitalization table discloses that there are no preferred shares authorized, issued, and outstanding on an actual basis as of June 30, 2021. As the Existing Preferred Stock Conversion is included as an adjustment for the pro forma capitalization disclosures, please revise to disclose the actual preferred share information as of June 30, 2021.

Response: The Company respectfully advises the Staff that the Company’s Series A, Series B, Series C, Series D, Series E, and Series F redeemable convertible preferred stock (the “Preferred Stock”) as of June 30, 2021 is disclosed in the capitalization table within the line item “Redeemable convertible preferred stock, par value $0.00001 per share.” The line item is inclusive of all shares of Preferred Stock authorized, issued, and outstanding as of June 30, 2021, on both an actual and a pro forma basis, after giving effect to the conversion of all outstanding shares of Preferred Stock into shares of Class B Common Stock (the “Existing Preferred Stock Conversion”). The line item “Preferred stock, par value $0.00001 per share” was added to reflect the shares of undesignated preferred stock (the “New Preferred Stock”) that will be authorized upon the filing and effectiveness of the Company’s restated certificate of incorporation, in connection with the effectiveness of the Registration Statement.

Management’s Discussion and Analysis for Financial Conditions and Results of Operations Key Business Metrics, page 67

3.

We note the revised disclosure in response to prior comment 1. Please explain to us why you believe disclosing the dollar-based net retention rate for customers with ARR greater than $100,000 would not provide material additional information to investors. In this regard, we note the significance of customers with greater than $100,000 ARR as a percentage of total ARR and the significant difference between the previously disclosed dollar-based net retention rate for such customers compared to total paying customers as of December 31, 2020. In your response, please tell us the dollar-based net retention rate for customers with greater than $100,000 ARR as of December 31, 2019 and June 30, 2021.

August 13, 2021

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes the disclosures included in the Registration Statement provide sufficient information regarding material trends in the Company’s business, such that the inclusion of dollar-based net retention rates (as defined in the Registration Statement) for customers with greater than $100,000 in ARR (as defined in the Registration Statement) would not provide additional material information to the Company’s investors. Specifically, the Company believes that for an evaluation of its business, it is most important to understand the contribution of this customer cohort to the Company’s customer base and to overall ARR, rather than this customer cohort’s dollar-based net retention rate over time. On page 67 of Amendment No. 2, the Company discloses both the number of customers with greater than $100,000 in ARR, as well as the amount of ARR attributable to such customers for each period presented. The Company believes the combination of these disclosures demonstrate both the growth of the Company’s existing customers with greater than $100,000 in ARR, as well as the dollar-based ARR growth for these customers in the periods presented. These disclosures, in conjunction with other metrics for the Company’s business, therefore provide adequate information regarding the material trends of how customers with greater than $100,000 in ARR impact the Company’s business. In response to the Staff’s comment, the Company also advises that as of December 31, 2019, December 31, 2020, and June 30, 2021, the Company’s dollar-based net retention rate for customers with greater than $100,000 in ARR was 122%, 131%, and 127%, respectively.

Description of Capital Stock

Equity Award Amendment, page 162

4.

Your revised disclosure states that the holders of Class A common stock, which was received as a result of the Equity Award Amendment, will have the right to exchange on one occasion such shares for Class B common stock. Please revise to clarify what is meant by “on one occasion.” Ensure your disclosures address whether this refers to a pre-defined time period as well as any other restrictions related to the holders right to exchange aside from until such time as the Class A shares are transferred. Also, please clarify whether a holder can choose to exchange only a portion of the Class A common stock and if so, whether that will impact their ability to exchange any remaining Class A shares. Lastly, disclose whether the right to exchange the Class A shares is conveyed if the Class A common stock is transferred to a permitted transferee.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 151, 157, 167, and 172 of Amendment No. 2 accordingly.

August 13, 2021

Plan of Distribution, page 175

5.

Please disclose which specific Nasdaq rule provision requires Nasdaq to consult with Morgan Stanley and the other financial advisors when conducting its price validation checks and clarify the type of guidance Nasdaq may seek from Morgan Stanley and the other financial advisors when conducting its price validation checks on the day of listing.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has consulted with Nasdaq regarding their rules and has revised the disclosure on the cover page and pages 44 and 185 of Amendment No. 2 accordingly.

Note 5. Stockholder’s Deficit and Equity Incentive Plans, page F-20

6.

We note that during 2019 and 2020 you facilitated secondary transactions with select executives in which common stock was sold above fair value. In addition, we note that you removed disclosure on pages 153 and 154 regarding certain Stock Transfer Agreements in fiscal 2019 and December 2020. With regards to each of the secondary transactions for which you recorded compensation expense during fiscal 2019 and 2020, including any such transactions to date in fiscal 2021, please describe for us the extent of your involvement in such sales. Also, tell us whether you helped arrange the transaction, whether the secondary transaction was concurrent with or a condition to a sale of other financial instruments by the company to the third party, how the per share purchase price was determined, the amount of compensation expense related to the transaction, and whether the third party purchaser had a pre-existing economic interest in the company at the time of the secondary transaction.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company recorded stock-based compensation expense for the following transactions in fiscal 2019, 2020, and 2021:

Ref #	Date	Seller	Purchaser	Shares	Sale price ($)	FV of shares on sale date ($)	Stock-based compensation ($ in thousands)
1	5/17/2019	Former COO	Existing investor	350,136	8.57	2.26	2,209
1	5/7/2020	CEO and co-founder	Existing investor	23,954	8.12	3.42	113
1	5/7/2020	CTO and co-founder	Existing investor	23,954	8.12	3.42	113

August 13, 2021

Ref #	Date	Seller	Purchaser	Shares	Sale price ($)	FV of shares on sale date ($)	Stock-based compensation ($ in thousands)
1	5/7/2020	Employee (Chief Architect) and co-founder	Existing investor	13,687	8.12	3.42	64
1	5/7/2020	CEO and co-founder	Concurrent investor	148,517	8.12	3.42	698
1	5/7/2020	CTO and co-founder	Concurrent investor	148,517	8.12	3.42	698
1	5/7/2020	Employee (Chief Architect) and co-founder	Concurrent investor	84,866	8.12	3.42	399
1	5/7/2020	Former COO	Concurrent investor	615,969	8.12	3.42	2,893
1	5/7/2020	CEO and co-founder	Concurrent investor	258,707	8.12	3.42	1,215
1	5/7/2020	CTO and co-founder	Concurrent investor	258,707	8.12	3.42	1,215
1	5/7/2020	Employee (Chief Architect) and co-founder	Concurrent investor	147,831	8.12	3.42	694
1	10/19/2020	Former COO	Existing investor	78,536	9.55	4.42	403
1	10/26/2020	Former COO	Existing investor	183,250	9.55	4.51	924
1	10/16/2020	Employee (SVP of Product)	Existing investor	104,714	9.55	4.39	541
2	11/30/2020	Former employee (VP of Sales)	Existing investor	10,343	10.00	4.94	52
2	11/13/2020	Former employee (VP of Sales)	Existing investor	35,625	10.00	4.73	188

August 13, 2021

Ref #	Date	Seller	Purchaser	Shares	Sale price ($)	FV of shares on sale date ($)		Stock-based compensation ($ in thousands)
2	12/9/2020	Former employee (VP of Sales)	Existing investor	16,122	10.00	5.05		80
2	12/9/2020	Former employee (VP of Sales)	Existing investor	9,160	10.00	5.05		45
3	12/2/2020	CFO	Unaffiliated third party	10,000	20.00	4.96		150
3	12/2/2020	CFO	Unaffiliated third party	10,000	20.00	4.96		150
3	12/2/2020	CFO	Unaffiliated third party	30,000	20.00	4.96		451
2	7/2/2021	Employee (Regional Sales Director)	Existing investor	50,000	32.96	21.75	*	561	*

*

The fair value of shares on the sale date and stock-based compensation for shares sold subsequent to June 30, 2021 were based on the June 30, 2021 common stock valuation. The Company utilizes a linear interpolation between the most recent independent common stock and common stock option valuations (“Valuation Reports”) before and after the date of the grant to determine the fair value of the grant on the grant date. Currently, the Company’s most recent Valuation Reports are as of June 30, 2021, with the next independent determination of fair value to be completed on the earlier of the date of the Company’s direct listing or September 30, 2021, unless events or changes in circumstances necessitate the need for an additional valuation to be performed. The fair value of each award, therefore, is planned to be determined in conjunction with the preparation of the Company’s financial statements for the quarter ending September 30, 2021 and is subject to change.

As reflected in the leftmost column of the above table, each of the Company’s secondary transactions was assigned to one of the three reference buckets described below.

1.

Each of these transactions was executed by and between the Company’s current or former employees and existing investors or investors who were concurrently investing in the Company’s Series E Preferred Stock offering. Therefore, each purchaser had a pre-existing or concurrent economic interest in the Company at the time of the secondary transaction. Further, each sale price was based on the

August 13, 2021

Company’s latest Preferred Stock offering price. The sale occurring in May 2019 was based on the Series D Preferred Stock sales price, the sales occurring in May 2020 reflected a 15% discount to the Series E Preferred Stock sales price, and the sales occurring in October 2020 were based on the Series E Preferred Stock sales price. Although sales of the Company’s common stock in May 2020 were completed concurrently with the Series E Preferred Stock financing, none of these sales was a condition of the sale of any other financial instruments of the Company. Due to the involvement of the Company’s employees in each transaction, and each purchaser’s existing or concurrent economic interest in the Company, the Company determined that each purchaser was acting on behalf of the Company in each purchase and therefore recorded stock-based compensation expense for an amount equal to the difference between the fair value of the shares sold and their sales price on each sale date.

2.

Each of these transactions was executed by and between the Company’s current or former employees and existing investors. The sale price was set without the Company’s involvement and no sale was concurrent with, nor a condition of, the sale of any other financial instruments of the Company. The Company did, however, ensure that each sale was executed with existing investors by exercising its rights of first refusal to reassign the purchase rights to an existing investor, if necessary. Because the Company exercised its right to reassign its right of first refusal and each purchaser had an existing economic interest in the Company, the Company determined that each purchaser was acting on behalf of the Company in each purchase. Therefore, the Company recorded stock-based compensation expense for an amount equal to the difference between the fair value of the shares sold and their sales price on each sale date.

3.

Each of these transactions was executed by the Company’s Chief Financial Officer. The sale price was negotiated without direct Company involvement and no sale was concurrent with, nor a condition of, the sale of any other financial instruments of the Company. However, because the transaction involved a member of the Company’s leadership team with direct access to the Company’s investors and its executives, as well as influence over the Company’s decision not to exercise its right of first refusal, the Company determined that there was sufficient indirect Company involvement to indicate that these sales were compensatory in nature. As such, the Company recorded stock-based compensation expense for an amount equal to the difference between the fair value of the shares sold and their sales price on each sale date.

The Company also respectfully acknowledges the Staff’s comment regarding the removal of certain stock transfer disclosures on page 164 relating to fiscal 2019 and 2020. In removing such disclosures, the Company had determined that such stock transfers were not required to be disclosed pursuant to Item 404(a) of Regulation S-K because (i) the Company was not a “participant” in such transactions within the meaning of Item 404(a), and (ii) in certain instances, neither the buyer nor the seller were, at the time of such transactions, “related persons” within the meaning of Item 404(a).

August 13, 2021

Restricted Stock Units, page F-24

7.

Your revised disclosure in response to prior comment 17 states that the liquidity event includes a change in control or an initial public offering of the company’s securities. Please revise to clarify what is meant by “the initial public offering” for purposes of satisfying the performance condition for your restricted stock units. Also, ensure you address whether a direct listing the company’s Class A common stock meets the definition of an initial public offering for vesting purposes.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-28 of Amendment No. 2 to clarify what is meant by an “initial public offering.” The Company respectfully advises the Staff that a direct listing of the Company’s Class A common stock meets the definition of an initial public offering for vesting purposes.

Consolidated Financial Statements

Note 11. Subsequent Events, page F-30

8.

We note from your response to prior comment 18 that you intend to include stock-based awards granted during the six months ended June 30, 2021 in your interim period financial statements when provided. To the extent you grant additional awards after such date, please ensure you disclose those grants and the expected financial impact in your subsequent event footnote, if material. In this regard, it is unclear how you assessed the significance of unrecognized compensation expense on future periods for the grants addressed in your response. In your response, please provide us with the aggregate grant date fair value and unrecognized stock-based compensation expense for all awards granted subsequent to June 30, 2021. Refer to ASC 855-10-50-2.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that all additional awards granted subsequent to June 30, 2021 have been disclosed as a subsequent event to the Company’s unaudited financial statements on page F-35.

The Company also respectfully advises the Staff that it utilizes a linear interpolation between the most recent Valuation Reports before and after the date of grant to determine the fair value of the grant on the grant date. Currently, our most recent Valuation Reports were as of June 30, 2021 with our next independent determination of fair value being completed on the earlier of the date of our direct listing or September 30, 2021, unless events or changes in circumstances necessitate the need for an additional valuation to be performed. The Company therefore plans to determine the fair value of each award in conjunction with the preparation of the Company’s financial statements for the quarter ending September 30, 2021.

* * *

August 13, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese of LATHAM & WATKINS LLP

cc:	Spenser Skates, Amplitude, Inc.

Hoang Vuong, Amplitude, Inc.

Elizabeth Fisher, Amplitude, Inc.

Kathleen M. Wells, Latham & Watkins LLP

Richard Kim, Latham & Watkins LLP

Bradley C. Weber, Goodwin Procter LLP

Erica D. Kassman, Goodwin Procter LLP